5-1-02

02033953

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
PAGE 1 OF 29 PAGES

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

May, 2002

Huaneng Power International, Inc.
West Wing, Building C, Tianyin Mansion
No. 2C Fuxingmennan Street
Xicheng District
Beijing, 100031 PRC

This Form 6-K consists of:

Huaneng Power International's Announcement on May 9, 2002, in English with respect to the resolution of its board of directors to acquire interests and assets in four power plants owned by the Huaneng Group.

Huaneng Power International's Announcement on May 9, 2002, in English with respect to connected transaction and on-going connected transaction.

Huaneng Power International's Announcement on May 10, 2002, in English with respect to a notice of an extraordinary general meeting.

To: Business Editor
[For Immediate Release]

The Board of Directors of Huaneng Power International, Inc. Passed the Resolution to Acquire the Interests and Assets of Four Power Plants Owned by the Huaneng Group

(Beijing, China, May 9, 2002) Huaneng Power International, Inc. (the "Company") [NYSE: HNP; HKEx: 902; SSE: 600011] today convened the 18th session of the third board meeting. The meeting discussed and passed the resolution for the RMB 2.05 billion acquisition of the equity interests and assets of four power plants from China Huaneng Group Corporation (the "Huaneng Group"): (i) 70% equity interest in the Shanghai Shidongkou First Power Plant, (ii) 70% equity interest in the Jiangsu Taicang Power Plant, (iii) 44.16% equity interest in the Jiangsu Huaiyin Power Plant, and (iv) all assets and assumption of all the debts of the Zhejiang Changxing Power Plant. Accordingly, the Company and the Huaneng Group signed a Transfer Agreement on the acquisition on the same date. In addition, the acquisition is still subject to approval at the Company's shareholders meeting as well as approval by relevant government authorities.

The acquisition will increase the Company's market share in East China, a region undergoing high economic growth and faced with strong demand for power. It will also enable the Company to enter the market of Zhejiang Province, one of the fastest growing markets for power demand in the PRC, for the first time. The acquisition will further enhance the Company's position as the leading independent power producer in the PRC, which is consistent with the Company's long-term development strategy.

After the completion of the acquisition, the Company will gain 2,450 MW additional installed capacity under its management, and the total installed capacity under its management will increase from 11,050 MW to 13,500 MW, representing an increase of 22.2%. The Company will gain 1,686.6 MW additional net installed capacity, and the total net installed capacity of the Company will increase from 10,813.5 MW to 12,500 MW, representing a 15.6% increase. In particular, the Company's net installed capacity in Shanghai Municipality and Jiangsu Province will increase from 1,200 MW and 2,000 MW to 2,040 MW and 2,597 MW, respectively.

J.P. Morgan Securities (Asia Pacific) Limited is financial advisor to the Company in the transaction, and CLSA Equity Capital Markets Limited and Beijing H & J Vanguard Consulting Ltd. are independent financial advisors for the transaction.

Huaneng Power International, Inc. develops, constructs, operates and manages large thermal power plants in China nationwide. With total net installed capacity of 10,813.5 MW, the Company is the largest independent power producer in China.

~ End ~

For any details regarding this transaction, please refer to the announcements published in Wen Wei Po and South China Morning Post dated May 10, 2002. The soft copy of the announcement will also be made available at the following websites:
Hong Kong Stock Exchange: http://www.hkex.com.hk
The Company: http://www.hpi.com.cn

For further information, please contact:

Ms. Meng Jing / Ms. Zhao Lin
Huaneng Power International, Inc.
Tel: (8610) 6649 1856 / 1866
Fax: (8610) 6649 1860
Email: ir@hpi.com.cn

Ms. Christy Lai / Ms. Edith Lui
Rikes Communications Limited
Tel: (852) 2520 2201
Fax:(852) 2520 2241

華能國際電力股份有限公司
HUANENG POWER INTERNATIONAL, INC.

(a Sino-foreign joint stock limited company incorporated in the People's Republic of China)

CONNECTED TRANSACTION

AND

ON-GOING CONNECTED TRANSACTION

- On 9th May, 2002, the Company entered into the Transfer Agreement with Huaneng Group, pursuant to which the Company agreed to acquire from Huaneng Group its equity interest in the following power plants: 70% equity interest in Shanghai Shidongkou First Power Plant, 70% equity interest in Jiangsu Taicang Power Plant, 44.16% equity interest in Jiangsu Huaiyin Power Plant and entire assets and liabilities of Zhejiang Changxing Power Plant. The purchase price for acquiring the Huaneng Group Interest is RMB2,050 million, and R.14.14(5) will be funded by the Company's internal cash reserves. The purchase price for the Acquisition was determined on arm's length terms.

- As Huaneng Group is a substantial shareholder of the Company, the Acquisition constitutes a connected transaction for the Company under the Hong Kong Listing Rules. Following the completion of the Acquisition, the continuation of the transaction currently between Shanghai Shidongkou First Power Plant and Shanghai Municipal Power Corporation will then become an on-going connected transaction of the Company.

- The Company will convene an EGM for the purposes of seeking the approvals of Independent Shareholders for (i) the Acquisition (including the Transfer Agreement) and (ii) the On-going Connected Transaction, subject to certain conditions as set out in this announcement and the circular to be despatched in respect of the Acquisition. According to the Hong Kong Listing Rules, Huaneng Group and its Associates will abstain from voting in respect of the resolution relating to the Acquisition, Shanghai Municipal Power Corporation and its Associates will abstain from voting in respect of the resolution relating to the On-going Connected Transaction in case they hold shares in the Company. As at the date hereof, Shanghai Municipal Power Corporation does not hold any shares in the Company.

- The Company and the Independent Directors have reviewed the Acquisition and the On-going Connected Transaction. The Company has appointed JPMorgan as the financial adviser in connection with the Acquisition. The Company has also appointed CLSA as the independent financial adviser to provide opinions to the Independent Directors in connection with the Acquisition and the On-going Connected Transaction.

- Trading of the Company's H Shares on the Stock Exchange was suspended at 9:30 a.m. on 9th May, 2002 pending publication of this announcement. Application has been made to the Stock Exchange to resume trading of the Company's H Shares with effect from 9:30 a.m. on 10th May, 2002.

Background

The Company currently operates 13 power plants in the PRC with a net generating capacity of 10,813.5 MW.

The relationship between the Company and Huaneng Group as follows:


Huaneng Group
51.98%
HIPDC
42.58%
the Company

Huaneng Group is an indirect controlling shareholder of the Company, holding a 51.98% interest in HIPDC. As of the Latest Practicable Date, HIPDC held 2,554,840,000 Domestic Shares in the Company, representing 42.58% of the total issued share capital (Domestic Shares and H Shares) of the Company.

TRANSFER AGREEMENT

The Transfer Agreement was approved by the Directors at the board meeting on 9th May, 2002 and signed by Huaneng Group and the Company on that day.

Date: 9th May, 2002

Parties: Seller: Huaneng Group
Purchaser: the Company

Huaneng Group Interest to be acquired:

(i) equity interest representing 70% of the registered capital of Shanghai Shidongkou First Power Plant;

(ii) equity interest representing 70% of the registered capital of Jiangsu Taicang Power Plant;

(iii) equity interest representing 44.16% of the registered capital of Jiangsu Huaiyin Power Plant; and

(iv) the entire assets and liabilities in Zhejiang Changxing Power Plant.

Consideration:

The consideration for the Acquisition is RMB2,050 million payable in cash on the Closing date. The purchase price for the Acquisition was determined on the basis of normal commercial terms and arm's length negotiation between the parties thereto.

Conditions:

Closing is subject to the satisfaction or waiver of the following conditions:

(1) Conditions which need to be satisfied or waived by both parties:

- CLSA, the independent financial advisor to the Independent Directors, has advised the Independent Directors that the terms and conditions of the transactions contemplated under the Acquisition and the On-going Connected Transaction are fair and reasonable so far as the Independent Shareholders are concerned;
- the Independent Directors recommended that the shareholders vote in favour of the Acquisition and the Transfer Agreement;
- the Transfer Agreement and the Acquisition have been approved and adopted by the the Independent Shareholders;
- the relevant PRC government agencies have no objection to the Acquisition; and
- the Company has obtained all necessary government approvals on the Transfer Agreement and the

Acquisition.

(2) Conditions which the Company may waive under the Transfer Agreement :

- representations and warranties of Huaneng Group in the Transfer Agreement are true and complete in all material respects; and

- Huaneng Group has fulfilled in all material respects its obligations under the Transfer Agreement.

(3) Conditions which Huaneng Group may waive under the Transfer Agreement:

- representations and warranties of the Company in the Transfer Agreement are true and complete in all material respects; and

- the Company has fulfilled in all material respects its obligations under the Transfer Agreement.

Completion: Closing shall take place on the day agreed upon by both parties, within 30 days after the conditions have been satisfied or waived.

REASONS FOR THE ACQUISITION AND PRICING FACTORS

The Company places equal emphasis on acquiring existing power plants and developing new plants to achieve its business and development strategy. Capturing a greater market share in the regions with high economic growth and increasing demand for power will enable the Company to continue its substained earnings growth. The Acquisition will not only increase the Company's market share in Eastern China, a region with high economic growth and strong demand for power, but also enable the Company to enter Zhejiang Province, the fastest growing market for power in the PRC. This Acquisition will further enhance the Company's position as the leading independent power producer in the PRC, which is consistent with the Company's long-term development strategy.

After the completion of the Acquisition, the Company will gain 2,450 MW of additional installed capacity under its management and thus the total installed capacity under its management will increase from 11,050 MW to 13,500 MW, representing an increase of 22.2%. The Company will gain 1,686.6 MW of additional net installed capacity, and thus its total net installed capacity will increase from 10,813.5 MW to 12,500 MW, representing an increase of 15.6%. The Company's net installed capacity in Shanghai Municipality and Jiangsu Province will increase from 1,200 MW and 2,000 MW to 2,040 MW and 2,597 MW, respectively.

All generation units of the Power Plants under the Acquisition are coal-fired units made in the PRC. The average availability factor of the Power Plants in 2001 was 93.4%, slightly higher than the Company's level of 92.2% in 2001. The actual utilization hours in 2001 were 6,068 hours for Shanghai Shidongkou First Power Plant, 5,781 hours for Jiangsu Taicang Power Plant, 5,183 hours for Jiangsu Huaiyin Power Plant and 7,133 hours for Zhejiang Changxing Power Plant, which were higher than the Company's average actual utilization hours of 5,166 hours in 2001. The total on-grid output of the Power Plants in 2001 reached approximately 13.7 billion kWh, out of which the Huaneng Group Interest accounted for approximately 9.6 billion kWh, equal to 17.7% of the 54.1 billion kWh total on-grid output of the Company in 2001.

The Acquisition price has been determined through arm's length negotiations between the two parties and their respective financial advisors, taking into account various factors, including the market environments, the technical and operating conditions of the Power Plants, the Power Plants' earnings potentials and their abilities to generate cash flow. The Company has also considered the appraisal report provided by Zhonghua which values the acquired interests at RMB2,040 million as of 31st December, 2001 using the income approach. The Acquisition price represents 8.4 times of 2001 earnings attributed to the Huaneng Group Interest and implies 4.4 times firm value/2001 EBITDA. In 2001, the total net profit of the Power Plants was approximately RMB360 million, of which RMB244 million would be attributable to the acquired interests. If the Acquisition had taken place on 1st January, 2001 and the Acquisition price had been paid with the Company's cash on-hand, the pro-forma net income of the Company in 2001 would have increased by RMB136 million, or 3.8%. The Company believes that with the growth of the power markets in which the Power Plants operate and through further strengthening management, the Acquisition will bring satisfactory returns to the Company.

The board of Directors believes that the Acquisition price and terms are fair and reasonable to the Company and its shareholders. This transaction is consistent with the Company's long-term business strategy and will benefit the Company and its shareholders.

INFORMATION REGARDING THE POWER PLANTS

(1) Overview of the provinces and municipality where the Power Plants are located

The Power Plants are located in the affluent East China Region. The East China Power Grid is one of the largest inter-provincial grids in the PRC in terms of installed capacity. By the end of 2000, the installed capacity of the three provinces and one municipality in East China Region (Jiangsu Province, Zhejiang Province, Anhui Province and Shanghai Municipality) reached approximately 56,663 MW. In 2000, the power consumption of these three provinces and one municipality reached approximately 260.8 billion kWh, representing an increase of 14.7% over that in 1999. A summary of the power market conditions in the two provinces and one municipality where the Power Plants are located is as follows:

Shanghai Municipality

Shanghai Municipality holds the leading position in China's industrial, business and financial services sectors. The development of the Pudong Development Area during the past ten years has further strengthened Shanghai's leading position in the Yangtse River delta. In 2000, Shanghai had a population of approximately 16.74 million. In 2001, Shanghai's GDP reached RMB495.1 billion and the average annual GDP growth rate over the past ten years has exceeded 10%.

By the end of 2000, the installed capacity in Shanghai Municipality reached approximately 10,604 MW. In 2000, the power consumption of Shanghai Municipality reached approximately 55.94 billion kWh, representing an increase of 11.6% over that in 1999. In the first nine months of 2001, the power consumption in Shanghai Municipality reached approximately 44.85 billion kWh, representing an increase of 5.8% from the same period in 2000.

Jiangsu Province

Jiangsu Province is one of the most affluent provinces in the PRC. By the end of 2000, Jiangsu Province had a population of approximately 74.38 million in an area of 102,600 sq.km., and it is the most densely populated province in the PRC. In 2001, Jiangsu Province's GDP reached RMB951.5 billion and it has achieved one of the highest annual GDP growth rates in the PRC over the past ten years.

By the end of year 2000, the installed capacity in Jiangsu Province reached approximately 19,252 MW. In 2000, the power consumption in Jiangsu Province reached approximately 97.13 billion kWh, representing an increase of 14.6% over that in 1999. In the first nine months of 2001, the power consumption in Jiangsu Province reached approximately 80.29 billion kWh, representing an increase of 10.7% from the same period in 2000.

Zhejiang Province

Zhejiang Province is also one of the most affluent provinces in the PRC. By the end of 2000, Zhejiang Province had a population of approximately 46.77 million in an area of 101,800 sq.km. In 2001, Zhejiang Province's GDP reached RMB670 billion, representing an increase of 10.5% over that in 2000, and it has achieved one of the highest GDP growth rates in the PRC over the past ten years.

By the end of 2000, the installed capacity in Zhejiang Province reached approximately 18,084 MW. In 2000, the power consumption in Zhejiang Province reached approximately 73.81 billion kWh, representing an increase of 20.7% over that in 1999. In the first nine months of 2001, power consumption in Zhejiang Province reached approximately 62.43 billion kWh, representing an increase of 14.2% from the same period in 2000.

(2) **Description of the Power Plants**

(The power rates mentioned below do not include value-added tax)

Shanghai Shidongkou First Power Plant

Shanghai Shidongkou First Power Plant was constructed in the 1980's and is located in the northern region of the Shanghai Power Grid. The plant comprises 4 X 300 MW PRC-built coal-fired generation units, which commenced operation in February, 1988, December, 1988, September, 1989 and May, 1990 respectively, and has a total installed capacity of 1,200 MW.

Upon Closing, the Company will hold a 70% interest in Shanghai Shidongkou First Power Plant while Shanghai Municipal Power Company will continue to hold a 30% interest.

The following table sets out certain operating data of Shanghai Shidongkou First Power Plant for 2000 and 2001:

	2000	**2001**
Actual Generation (million kWh)	7,172.9	7,282.0
Total power sales (million kWh)	6,756.1	6,851.1
Availability Factor (%)*	80.7%	92.3%
Capacity Factor (%)	68.1%	69.3%
Coal consumption rate for power sold (grams/kWh)	356	358
Weighted Average on-grid power rate (RMB/MWh)	225	224
Average standard coal price (RMB/tonne)	290	296

* The relatively low availability factor in 2000 was due to scheduled shutdown of Unit No.3 for upgrade.

The coal supply for Shanghai Shidongkou First Power Plant is primarily from Shanxi Province, Anhui Province and Henan Province. Electricity generated by Shanghai Shidongkou First Power Plant is transmitted to the East China Power Grid through 220 kV and 500 kV transmission lines.

In 2001, the internal consumption rate of Shanghai Shidongkou First Power Plant was 5.9%. In 2001, the total on-grid output of Shanghai Shidongkou First Power Plant reached approximately 6.851 billion kWh, of which approximately 79% represented planned on-grid output, 12% represented output sold through competitive bidding and 9% represented excess output.

Shanghai Shidongkou First Power Plant proposes to enter into a power purchase agreement with Shanghai Municipal Power Company, pursuant to which the on-grid power rate for annual planned output includes, in principle, operating cost, repayment of principal and interest on debt, reasonable profit and income tax. The power rate is first calculated by Shanghai Shidongkou First Power Plant, and upon the agreement with Shanghai Municipal Power Company, such rate is submitted to the local pricing bureau for approval, and is implemented upon such approval. Shanghai Shidongkou First Power Plant also sells a portion of its output to Shanghai Municipal Power Corporation through competitive bidding.

In 2001, the power rate implemented by Shanghai Shidongkou First Power Plant for planned output was RMB224.80/MWh, the annual average power rate for output sold through competitive bidding was RMB268.09/MWh, and the annual average power rate for excess power generated was RMB154.50/MWh.

Jiangsu Taicang Power Plant

Jiangsu Taicang Power Plant was constructed in the late 1990's. It is located in the vicinity of Suzhou, Wuxi and Changzhou, which is the most affluent area in Jiangsu Province. Jiangsu Taicang Power Plant is an ancillary facility of the China-Singapore Suzhou Industrial Park and has a total planned capacity of 1,200 MW. Jiangsu Taicang Power Plant comprises 2 X 300 MW PRC-built coal-fired generation units, which commenced operation in December, 1999 and April, 2000 respectively.

Upon Closing, the Company will hold 70% interest in Jiangsu Taicang Power Plant. Other owners of Jiangsu Taicang Power Plant are Suzhou Industrial Park Company Limited, China-Singapore Suzhou Industrial Park Development Company, Jiangsu Power Corporation, Jiangsu International Trust and Investment Company and Taicang Energy Development Company, which are holding 10%, 6%, 5%, 5% and 4% interest, respectively.

The following table sets out certain operating data of Jiangsu Taicang Power Plant for 2000 and 2001:

	2000	2001
Actual Generation (million kWh)	2,166.7	3,468.3
Total power sales (million kWh)	2,053.0	3,302.3
Availability Factor (%)*	--	96.8%
Capacity Factor (%)*	--	66.0%
Coal consumption rate for power sold (grams/kWh)	350	338
Weighted Average on-grid power rate (MWh)	285	287
Average standard coal price (RMB/tonne)	278	299

* Unit No. 2 did not commence commercial operation until the end of April, 2000.

The coal supply for Jiangsu Taicang Power Plant is primarily from Shenhua in Inner Mongolia and Datong in Shanxi Province. Electricity generated by Jiangsu Taicang Power Plant is transmitted to the East China Power Grid through 220 kV transmission lines.

In 2001, the internal consumption rate of Jiangsu Taicang Power Plant was 4.8%. In 2001, the total on-grid output of Jiangsu Taicang Power Plant reached approximately 3.302 billion kWh, of which approximately 79% represented planned on-grid output, 17% represented output sold through competitive bidding, and 4% represented excess output.

Jiangsu Taicang Power Plant entered into a power purchase agreement with Jiangsu Provincial Power Company, pursuant to which the annual on-grid power rate includes, in principle, the operating cost, repayment of principal and payment of interests on debt, reasonable profit and income tax. The power rate is first calculated by Jiangsu Taicang Power Plant, and upon agreement with Jiangsu Provincial Power Company, such rate is submitted to the local pricing bureau for review and approval and is implemented upon the approval. Jiangsu Taciang Power Plant also sells a portion of its output to Jiangsu Provincial Power Company through competitive bidding.

In 2001, Jiangsu Taicang Power Plant's annual weighted average power rate for planned output was RMB321.94/MW, its annual average power rate for the output sold through competitive bidding was RMB159.76/MWh and its annual average power rate for excess output was RMB163.13/MWh.

Jiangsu Huaiyin Power Plant

Jiangsu Huaiyin Power Plant was constructed in the early 1990's. It is located in the center of the northern Jiangsu power grid. The plant's 2 X 200MW PRC-built coal-fired generation units commenced operation in November, 1993 and August, 1994 respectively. In order to reduce energy consumption and increase capacity, one generation unit of Jiangsu Huaiyin Power Plant was upgraded in October 2001, which increased the maximum generation capacity of that unit to 220 MW. In 2002, upgrading of the second generation unit will also be completed, and by then the actual generation capacity of Jiangsu Huaiyin Power Plant will reach 440 MW.

Upon Closing, the Company will hold a 44.16% interest in Jiangsu Huaiyin Power Plant, and the plant will become an associated company of the Company. Other owners of Jiangsu Huaiyin Power Plant are Jiangsu Yueda Joint Stock Limited Company, Huaiyin Investment Company and Jiangsu Power Development Joint Stock Limited Company, which are holding 26.36%, 19.48% and 10% interest, respectively.

The following table sets out certain operating data of Jiangsu Huaiyin Power Plant for 2000 and 2001:

	2000	**2001**
Actual Generation (million kWh)	1,966.4	2,085.0
Total power sales (million kWh)	1,812.3	1,917.0
Availability Factor (%)	87.0%	88.4%
Capacity Factor (%)	56.1%	59.2%
Coal consumption rate for power sold (grams/kWh)	372	369
Weighted Average on-grid power rate (RMB/MWh)	288	281
Average standard coal price (RMB/tonne)	290	299

The coal supply for the Jiangsu Huaiyin Power Plant is primarily from Anhui Province, Shanxi Province, Henan Province and Shaanxi Province. Electricity generated by Jiangsu Power Plant is transmitted to the Jiangsu Power Grid through 110 kV and 220 kV transmission lines.

In 2001, the internal consumption rate of Jiangsu Huaiyin Power Plant was 8.1%. In 2001, the annual on-grid output of Jiangsu Huaiyin Power Plant reached approximately 1.917 billion kWh, of which approximately 86% represented the planned output, 10% represented the output sold through competitive bidding, and 4% represented the excess output.

Jiangsu Huaiyin Power Plant sells its output to Jiangsu Power Corporation through a power purchase agreement and through competitive bidding. Pursuant to the power purchase agreement, Jiangsu Province Power Company undertook to purchase 1.656 billion kWh from Jiangsu Huaiyin Power Plant, at RMB 312.48/MWh from January to March 2001, and at RMB295.38/MWh from April to December 2001. In 2001, the annual average power rates for output sold through competitive bidding and for excess output of Jiangsu Huaiyin Power Plant were RMB164.21/MWh and RMB163.13/MWh, respectively.

Zhejiang Changxing Power Plant

Zhejiang Changxing Power Plant was constructed in the early 1990's. It is located at the intersection of Zhejiang Province, Jiangsu Province and Anhui Province. Zhejiang Changxing Power Plant is a major power plant in northern Zhejiang area. It has 2 X 125 MW PRC-built coal-fired generation units which commenced operation in January 1992 and August 1992, respectively.

Upon Closing, Zhejiang Changxing Power Plant will be wholly owned by the Company.

The following table sets out certain operating data of Zhejiang Changxing Power Plant for 2000 and 2001:

	2000	**2001**
Actual Generation (million kWh)	1,734.5	1,783.1
Total power sales (million kWh)	1,609.9	1,650.1
Availability Factor (%)	91.8%	93.4%
Capacity Factor (%)	79.6%	81.4%
Coal consumption rate for power sold (grams/kWh)	371	369
Weighted Average on-grid power rate (RMB/MWh)	273	273
Average standard coal price (RMB/tonne)	356	368

The coal supply for Zhejiang Changxing Power Plant is primarily from Jungar in Inner Mongolia and Xuzhou in Jiangsu Province. Electricity generated by Zhejiang Changxing Power Plant is transmitted to the Zhejiang Power Grid through 110 kV and 220 kV transmission lines.

In 2001, the internal consumption rate of Zhejiang Changxing Power Plant was 7.5%. In 2001, the annual on-grid output of Zhejiang Changxing Power Plant reached approximately 1.65 billion kWh, of which approximately 67% represented the planned output, 17% represented additional output and 16% represented excess output.

At present, all on-grid output of Zhejiang Changxing Power Plant is sold to Zhejiang Power Corporation. The on-grid power rate are approved by the relevant pricing bureau. The power rate for planned output is RMB310.26/MWh for generation less than 1.2 billion kWh, RMB179.49/MWh for generation between 1.2 billion kWh and 1.5 billion kWh, and RMB217.95/MWh for generation greater than 1.5 billion kWh.

SELECTED FINANCIAL INFORMATION OF THE POWER PLANTS

The following is a summary of the financial information of the Power Plants for the year ended 31st December, 2001. The financial information has been extracted from the financial statements of the Power Plants audited by Arthur Andersen • Hua Qiang:

	Shanghai Shidongkou First Power Plant	**Jiangsu Taicang Power Plant**	**Jiangsu Huaiyin Power Plant**	**Zhejiang Changxing Power Plant**
	(RMB in millions, except percentage)			
Total assets:	1,264.9	2,507.4	1001.5	357.2
Cash & bank deposits	127.3	91.7	263.0	22.3
Total accounts receivable	171.6	222.3	102.3	44.3
Total liabilities:	835.1	1,809.0	463.5	321.0
Borrowings	790.1	1,660.7	284.5	234.3
Net assets	429.7	698.4	538.0	36.3
Revenue from principal business	1,532.6	949.2	539.1	451.2
Depreciation cost	202.2	168.9	73.2	35.3

Profit from principal business	316.7	356.4	178.5	85.7
Finance cost	46.1	110.6	16.5	13.9
Income tax	88.6	70.9	43.1	13.8
Applicable tax rate	33%	33%	33%	33%
Net profit:	130.4	169.0	48.1	12.9
Huaneng Group's interest	70%	70%	44.16%	100%

The net income stated above reflects non-operating income (expenses) including a RMB14.93 million loss from fixed assets disposal by Jiangsu Huaiyin Power Plant, a RMB0.45 million loss from fixed asset disposal and a RMB9.6 million loss from sale of staff quarters by Zhejiang Changxing Power Plant.

The audited financial statements of the Power Plants have been prepared based on the applicable accounting standards and regulations in the PRC ("PRC GAAP"), which differs in certain material respects from International Financial Reporting Standards ("IAS"). The Directors estimate that the significant unaudited IAS adjustments to the income statement would include the following:

(a) Under PRC GAAP, the operating costs and interest expenses incurred during the six-month trial production period were capitalized as part of the construction costs of the generators constructed in previous years. Depreciation was provided starting from the month following the completion of the trial production period. Under IAS, depreciation should be provided when the generators were ready for use (i.e. upon completion) and all expenses incurred (including interest expenses) should be charged to the income statement thereafter. For the year ended 31st December, 2001, depreciation expense charged to the income statement under IAS was lower than that charged under PRC GAAP.

(b) The Power Plants have sold staff quarters to its employees at preferential prices. The cost of such housing benefits represented the difference between the net book value of the staff quarters sold and the proceeds collected from the employees. Under PRC GAAP, in accordance with the relevant regulations issued by the Ministry of Finance, costs relating to a housing benefits scheme approved by the government before 6th September, 2000 were charged to opening retained earnings as of 1st January, 2001, while those approved after 6th September, 2000 were charged to non-operating expenses as incurred. Under IAS, the costs are recognised on a straight-line basis over the estimated remaining average service life of the employees. Under PRC GAAP, a substantial portion of the cost of housing benefits were charged to opening retained earnings as of 1st January, 2001, whereas under IAS such costs were amortised in 2001. Accordingly, for the year ended 31st December, 2001, the cost of housing benefits charged to the income statement under IAS was higher than that charged under PRC GAAP.

(c) Under PRC GAAP, the impact of deferred taxation is not recorded. Under IAS, deferred taxation is provided, using the liability method, on all significant timing differences. For the year ended 31st December, 2001, taxation charged to the income statement under IAS was more than that charged under PRC GAAP.

Reconciliation between PRC GAAP and IAS:

	Shanghai Shidongkou First Power Plant	**Jiangsu Taicang Power Plant**	**Jiangsu Huaiyin Power Plant**	**Zhejiang Changxing Power Plant**	**Total**
				(RMB in millions)	
Net profit under PRC GAAP	130.4	169.0	48.1	12.9	360.4
(a) Depreciation charges	36.1	--	4.4	1.3	41.8
(b) Housing benefits	(0.6)	(5.4)	(3.1)	(10.4)	(19.5)
(c) Deferred tax charges	(0.4)	(4.2)	(0.1)	(0.1)	(4.8)
Others	--	--	0.3	--	--
Net profit under IAS GAAP	165.5	159.4	49.6	3.8	378.3

Taking into consideration of the major IAS adjustments, the unaudited net profit after taxation under IAS of Shanghai Shidongkou First Power Plant, Jiangsu Taicang Power Plant, Jiangsu Huaiyin Power Plant and Zhejiang Changxing Power Plant for the year ended 31st December, 2001 were estimated to be approximately RMB165.49 million, RMB159.36 million, RMB49.63 million and RMB3.77 million, respectively. The aggregate amount of the unaudited net profit after taxation under IAS of the Power Plants for the year ended 31st December, 2001 was estimated to be approximately RMB378.25 million, representing approximately 5% increase in the aggregate amount of net profit after taxation under PRC GAAP.

ON-GOING CONNECTED TRANSACTION

Upon Closing, Shanghai Shidongkou First Power Plant, being a subsidiary of the Company, will continue to sell power to Shanghai Municipal Power Corporation, which under the Hong Kong Listing Rules is a connected person to the Company due to its 30% ownership of Shanghai Shidongkou First Power Plant. Such transaction will constitute an on-going connected transaction for the Company under the Hong Kong Listing Rules.

Connected Transaction with Shanghai Municipal Power Corporation

Power Purchase Agreement

Shanghai Shidongkou First Power Plant proposes to enter into a power purchase agreement with Shanghai Municipal Power Corporation, pursuant to which Shanghai Shidongkou First Power Plant will sell 5.58 billion KWh to Shanghai Municipal Power Corporation in 2002 at the price as approved by the relevant pricing bureau and subject to changes of the relevant PRC government regulations. According to the PRC market practice, the power producer and the power purchaser will renew the agreement annually in the first half of each year while the purchase is continued to be carried out since the beginning of the year.

For the two financial years ended 31st December, 2000 and 2001, Shanghai Shidongkou First Power Plant sold to Shanghai Municipal Power Corporation Electricity the amounts of RMB1,520,995,744 and RMB1,531,374,202 respectively, both representing 100% of the annual total sale of power of Shanghai Shidongkou First Power Plant.

Shanghai Municipal Power Corporation currently holds a 30% equity interest in Shanghai Shidongkou First Power Plant. Upon Closing, Shanghai Shidongkou First Power Plant will become a subsidiary of the Company, with 70% equity interest owned by the Company, and Shanghai Municipal Power Corporation will then become a connected person to the Company.

Shanghai Municipal Power Corporation is the sole operator of Shanghai Power Grid. According to the existing structure of sale of power, Shanghai Shidongkou First Power Plant is required to sell all of its output to Shanghai Municipal Power Corporation. As of the Latest Practicable Date, Shanghai Municipal Power Corporation had not held any shares in the Company.

Director's opinion on On-going Connected Transaction

The Directors consider that the On-going Connected Transaction is and will be carried out in the Company's ordinary course of business, on normal commercial terms and is fair and reasonable to the shareholders of the Company. The Directors believe that the continuation of the On-going Connected Transaction maintains the operational stability of the relevant Power Plant, and is beneficial to the Company.

Waiver to be sought

As the Directors consider that it would be impracticable for the Company to comply strictly with the connected transactions requirements of the Hong Kong Listing Rules on each occasion when the On-going Connected Transaction arises, the Company has applied to the Hong Kong Stock Exchange for a waiver of the On-going Connected Transaction from strict compliance with such requirements for a period of three years up to 31st December, 2004, subject to the following conditions:

(a) the On-going Connected Transaction will be (i) in the ordinary and usual course of business of the Company; and (ii) either on normal commercial terms, or on terms no less favourable than those available to (or from) independent third parties; or (iii) where there is no available comparison for the purpose of determining whether (i) or (ii) is satisfied, on terms that are fair and reasonable so far as the shareholders of the Company are concerned;

(b) the aggregate value of the On-going Connected Transaction per annum will not exceed the limits set out below:

	Cap (RMB million)		
	2002	**2003**	**2004**
Connected Transaction with Shanghai Municipal Power Corporation			
Power Purchase Agreement	1,700	1,700	1,700

(c) details of the On-going Connected Transaction as required by Rule 14.25(1)(A) to (D) of the Hong Kong Listing Rules to be disclosed in the Company's next and subsequent published annual reports;

(d) the Independent Directors shall review annually the On-going Connected Transaction and confirm in the Company's annual report that the On-going Connected Transaction has been conducted in the manner stated in condition (a) above; and

(e) the auditors of the Company shall review annually the On-going Connected Transaction, and confirm to the board of Directors in writing that the On-going Connected Transaction:

(i) received the approval of the Directors;

(ii) has been entered into at price levels consistent with the pricing policies as stated in the relevant agreements;

(iii) has been entered into in accordance with the terms of the agreement governing the On-going Connected Transaction; and

(iv) has not exceeded the caps as set out in condition (b) above.

CONNECTED TRANSACTIONS UNDER SHANGHAI LISTING RULES

As the A shares of the Company are listed on the Shanghai Stock Exchange, the Company is required, in addition to the Hong Kong Listing Rules, also to comply with the Shanghai Listing Rules.

After the completion of the Acquisition, certain transactions by the Power Plants with certain persons will constitute connected transactions under the Shanghai Listing Rules ("Shanghai Connected Transactions"), which shall be subject to the approval of the Company shareholders. The connected persons (as defined under the Shanghai Listing Rules) shall abstain from voting on resolutions related to Shanghai Connected Transactions. Details of the Shanghai Connected Transactions are set out in the Notice of EGM as published and sent to the shareholders on 10th May, 2002.

In accordance with Rule 7.3.11(9) of the Shanghai Listing Rules, the Company has appointed Beijing H&J Vanguard Consulting Limited (和君創業咨詢有限公司) ("Hejun") as the PRC independent financial advisor in respect of the Acquisition and Shanghai Connected Transactions.

Upon careful and necessary enquiry, Hejun is of the view that the Acquisition and Shanghai Connected Transaction have met the relevant legal requirements under the Company Law of the PRC, the Securities Law of the PRC and the Shanghai Listing Rules (as amended in 2001) and the requirement of the articles of association of the Company. Hejun is of the view that the relevant legal procedures and disclosure requirements have been followed and met, reflecting the principles of equality, justice and reasonableness; and the Acquisition and the Shanghai Connected Transactions will not in any way affect the interests of either the Company or the non-connected shareholders.

The Independent Directors are of the view that (1) the board of Directors has met the relevant requirements of Shanghai Listing Rules and the articles of association of the Company regarding approval of the relevant resolutions of the Acquisition and the Shanghai Connected Transactions; and (2) the Acquisition and the Shanghai Connected Transactions arising therefrom are fair to the Company's shareholders.

APPOINTMENT OF INDEPENDENT FINANCIAL ADVISER AS PER HONG KONG LISTING RULES

According to the requirements of the Hong Kong Listing Rules, the Independent Directors will advise the Independent Shareholders in connection with the Acquisition (including the Transfer Agreement) and the On-going Connected Transaction. CLSA has been appointed as an independent financial adviser to advise the Independent Directors in respect of the fairness and reasonableness of the Acquisition (including the Transfer Agreement) and the On-going Connected Transaction.

THE EGM

The Company will convene an EGM on 24th June 2002 to consider the approval of the Acquisition (including the Transfer Agreement), the On-going Connected Transactions and Shanghai Connected Transactions. Huaneng Group and its Associates will abstain from voting in the EGM in respect of the ordinary resolutions to approve the Acquisition (including the Transfer Agreement). Shanghai Municipal Power Corporation and its Associates will abstain from voting in respect of the ordinary resolutions to approve the On-going Connected Transaction in case they hold shares in the Company. (As at the date hereof, Shanghai Municipal Power Corporation does not hold any shares in the Company). The Company expects that the notice of the EGM and the Circular giving further information on the Acquisition and the On-going Connected Transaction and containing the advice of CLSA, an independent financial adviser to the Independent Directors, in relation to the Acquisition (including the Transfer Agreement) and the On-going Connected Transaction, and the recommendation from the Independent Directors are expected to be despatched to shareholders within 21 days from the date of this announcement.

JP Morgan has been appointed as financial advisor to the Company in respect of the Acquisition.

DOCUMENTS FOR INSPECTION

The following documents are now available for inspection at the Company's office:

1. Resolutions of the board of Directors and minutes signed by the Directors;

2. Transfer Agreement;

3. Financial statements Shanghai Shidongkou First Power Plant of Jiangsu Taicong Power Plants, Jiangsu Huaiyin Power Plant, and Zhejiang Chanxing Power Plant;

4. Auditors' report and the practising certificate of Arthur Anderson • Hua Qiang Certified Public Accountants;

5. Valuation report produced by Zhonghua; and

6. Opinion of Beijing H&J Vanguard Consulting Limited (as the PRC independent financial advisor).

DEFINITIONS

"Acquisition"	the purchase by the Company of the Huaneng Group Interest;
"Arthur Andersen • Hua Qiang"	Arthur Andersen • Hua Qiang Certified Public Accountants, PRC qualified accountants;
"Associate"	the meaning ascribed to it in the Hong Kong Listing Rules;
"Closing"	the closing of the Acquisition;
"CLSA"	CLSA Equity Capital Markets Limited;
"Company"	Huaneng Power International, Inc.;
"Directors"	the directors of the Company;
"EGM"	an extraordinary general meeting of the Company shareholders to be held for shareholders of the Company to consider and approve the Acquisition and the On-going Connected Transaction;
"GDP"	Gross Domestic Product
"HIPDC"	Huaneng International Power Development Corporation;
"Hong Kong Listing Rules"	the Rules Governing the Listing of Securities on the Hong Kong Stock Exchange;
"Huaneng Group"	China Huaneng Group;

"Huaneng Group Interest"	the equity interest of 70% equity interest in Shanghai Shidongkou First Power Plant, 70% equity interest in Jiangsu Taicang Power Plant, 44.16% equity interest in Jiangsu Huaiyin Power Plant and 100% asset and liabilities of Zhejiang Changxing Power Plant, which are owned by Huaneng Group and to be sold to the Company;
"Independent Directors"	the independent directors of the Company, who are invited to advise the Independent Shareholders in connection with the Acquisition and the On-going Connected Transactions;
"Independent Shareholders"	(in case of the Acquisition) shareholders of the Company other than HIPDC and its Associates, (in case of the On-going Connected Transaction) shareholders other than Shanghai Municipal Power Company and its Associates;
"Jiangsu Huaiyin Power Plant"	Jiangsu Huaneng Huaiyin Power Limited Company, a company with limited liability incorporated in the PRC, in which Huaneng Group holds 44.16% equity interest;
"Jiangsu Taicang Power Plant"	Suzhou Industrial Park Huaneng Power Limited Liability Company, a company with limited liability incorporated in the PRC, in which Huaneng Group holds 70% equity interest;
"JPMorgan"	J.P. Morgan Securities (Asia Pacific) Limited;
"Latest Practicable Date"	7th May, 2002, being the latest practicable date prior to the publication of this announcement for ascertaining certain information referred to in this announcement;
"On-going Connected Transaction"	Power Purchase Agreement to be entered into between Shanghai Shidongkou First Power Plant and Shanghai Municipal Power Corporation;
"Power Plants"	Shanghai Shidongkou First Power Plant, Jiangsu Taicang Power Plant, Jiangsu Huaiyin Power Plant and Zhejiang Changxing Power Plant;
"PRC"	the People's Republic of China;
"RMB"	the lawful currency of the PRC;
"SDI Ordinance"	Securities (Disclosure of Interests) Ordinance (Chapter 396 of the Laws of Hong Kong);

"Shanghai Listing Rules"	The Listing Rules of Shanghai Stock Exchange
"Shanghai Shidongkou First Power Plant"	Shanghai Shidongkou Power Limited Company, a company with limited liability incorporated in the PRC, in which Huaneng Group holds 70% equity interest;
"Stock Exchange"	The Stock Exchange of Hong Kong Limited;
"Transfer Agreement"	the transfer agreement dated 9th May, 2002 entered into by the Company and Huaneng Group relating to the purchase of the Huaneng Group Interest;
"Zhejiang Changxing Power Plant"	China Huaneng Group Company Zhejiang Changxing Power Plant, in which Huaneng Group owns all the assets and liabilities; and Zhejiang Changxing Power Plant is not a limited liability company; and
"Zhonghua"	Zhonghua Financial and Accounting Consulting Company, a qualified assets appraisal firm in China.

By Order of the Board
Huaneng Power International, Inc.
Huang Long
Company Secretary
Beijing, the PRC
9th May 2002

華能國際電力股份有限公司

HUANENG POWER INTERNATIONAL, INC.

(A Sino-foreign joint stock limited company incorporated in the People's Republic of China)

NOTICE OF EXTRAORDINARY GENERAL MEETING

Notice is hereby given that an extraordinary general meeting of Huaneng Power International, Inc. (the "Company") will be held at 9:00 a.m. on 24th June, 2002 (Monday) at Beijing International Convention Centre at No. 8 Beichen East Road, Chaoyang District, Beijing, The People's Republic of China, for the purpose of considering and, if thought fit, passing the following ordinary resolutions:

Ordinary resolutions:

1. The terms of the Transfer Agreement (as defined in the announcement made by the Company dated 9th May, 2002) entered into by the Company and China Huaneng Group on 9th May, 2002, and the transaction contemplated therein is hereby approved and confirmed. *(Note 1(i))*

2. The guarantee arrangement and the relevant agreements among Suzhou Industrial Park Huaneng Power Limited Liability Company, Jiangsu Huaneng Huaiyin Power Limited Company and China Huaneng Group are hereby approved. *(Note 1(ii))*

3. The deposit and borrowing arrangement and the relevant agreements entered into by Shanghai Shidongkou Power Limited Company, Suzhou Industrial Park Huaneng Power Limited Liability Company and China Huaneng Group Company Zhejiang Changxing Power Plant, and China Huaneng Group are hereby approved. *(Note 1(iii))*

4. The coal purchase arrangement and the relevant agreement entered into by Suzhou Industrial Park Huaneng Power Limited Liability Company and China Huaneng Group Hebei Jingyuan Coal Mines Limited Liability Company are hereby approved. *(Note 1(iv))*

5. The arrangement and the relevant agreement for the sale of power between Shanghai Shidongkou Power Limited Company and Shanghai Municipal Power Corporation are hereby approved. *(Note 1(v))*

By Order of the Board
Huang Long
Company Secretary

10th May, 2002

Registered address of the Company:
West Wing, Building C,
Tianyin Mansion,
2C Fuxingmennan Street,
Xicheng District,
Beijing 100031,
The People's Republic of China

Notes:

1. **Information about the proposed resolutions**

   (i) According to the Listing Rules of Hong Kong Stock Exchange ("Hong Kong Listing Rules") and the Listing Rules of Shanghai Stock Exchange ("Shanghai Listing Rules"), the transaction as contemplated by this resolution constitute a connected transaction. China Huaneng Group ("Huaneng Group") and its associates (as defined in Hong Kong Listing Rules) shall abstain from voting on this resolution. For details of the transaction, please see the announcement made by the Company on 10th May, 2002 (the "Announcement") and the circular to be despatched to the shareholders by the Company.

   (ii) After the completion of the Acquisition (as defined in the Announcement), Huaneng Group will continue to provide the following guarantees to certain banks to secure the repayment of an aggregate amount of RMB1.7207 billion bank loans by the power plants. According to the Shanghai Listing Rules, such transactions shall be subject to approval by the Company's shareholders where Huaneng Group shall abstain from voting on this resolution:

   (a) Pursuant to a guarantee contract entered into between Huaneng Group and Taicang Branch of Bank of China on 26th May, 1999, Huaneng Group has given a guarantee in favour of Taicang Branch of Bank of China to secure the repayment of a loan facility up to US$20 million by Suzhou Industrial Park Huaneng Power Limited Liability Company ("Jiangsu Taicang Power Plant").

   (b) Pursuant to a guarantee contract entered into between Huaneng Group and Headquarters of Bank of China, Branch of Jiangsu Province of Bank of China, Suzhou Branch of Bank of China, and Taicang Branch of Bank of China on 23rd June, 1999, Huaneng Group has given a guarantee in favour of Headquarters of Bank of China, Branch of Jiangsu Province of Bank of China, Suzhou Branch of Bank China, and Taicang Branch of Bank of China to secure the repayment of a loan of RMB930 million by Suzhou Industrial Park Huaneng Power Limited Liability Company ("Jiangsu Taicang Power Plant").

   (c) Pursuant to a guarantee contract entered into between Huaneng Group and Headquarters of Bank of China, Suzhou Branch of Bank of China, and Taicang Branch of Bank of China on 8th September, 1998, Huaneng Group has given a guarantee in favour of Headquarters of Bank of China, Suzhou Branch of Bank of China, and Taicang Branch of Bank of China to secure the repayment of a loan of RMB1,528 million by Jiangsu Taicang Power Plant.

   (d) Huaneng Group has provided a guarantee in favour of the People's Bank of Construction of China (Yangzhuang Office of Huaiyin) to secure the repayment of a loan of RMB125 million by Jiangsu Huaneng Huayin Power Limited Company ("Jiangsu Huaiyin Power Plant").

   (iii) After the completion of the Acquisition, the following power plants will continue to maintain the following cash deposit and borrowing transactions with China Huaneng Finance Company, a 83.1% subsidiary of Huaneng Group. According to the Shanghai Listing Rules, such transactions shall be subject to approval by the Company's shareholders where Huaneng Group shall abstain from voting on this resolution.

   Cash deposit:

   As at 31st March, 2002, each of Shanghai Shidongkou Power Company Limited ("Shanghai Shidongkou First Power Plant"), Jiangsu Taicang Power Plant, Jiangsu Huaiyin Power Plant, and China Huaneng Group Company Zhejiang Changxing Power Plant ("Zhejiang Changxing Power Plant") has deposited an amount of RMB60,274,500, RMB51,830,500, RMB90,931,200 and RMB5,607,300 respectively.

As at 31st March, 2002, each of Shanghai Shidongkou Power Company Limited ("Shanghai Shidongkou First Power Plant"), Jiangsu Taicang Power Plant, Jiangsu Huaiyin Power Plant, and China Huaneng Group Company Zhejiang Changxing Power Plant ("Zhejiang Changxing Power Plant") has deposited an amount of RMB60,274,500, RMB51,830,500, RMB90,931,200 and RMB5,607,300 respectively.

Loans from China Huaneng Finance Company:

On 9th February, 2002, Shanghai Shidongkou First Power Plant entered into two RMB loan agreements with China Huaneng Finance Company pursuant to which, China Huaneng Finance Company provided two loans of RMB225,000,000 and RMB200,000,000 to Shanghai Shidongkou First Power Plant for the term from 9th February, 2002 to 8th February, 2005 and from 9th February, 2002 to 8th February, 2003, at the interest rate of 0.47025% per month and 0.463125% per month respectively.

On 30th December, 2001, Zhejiang Changxing Power Plant entered into a RMB loan agreement with China Huaneng Finance Company pursuant to which China Huaneng Finance Company provided a loan of RMB30 million to Zhejiang Changxing Power Plant for a term from 30th December, 2001 to 29th December, 2002 at the interest rates of 0.4875% per month, subject to adjustment in accordance with the rate offered by the People's Bank of China.

(iv) The coal purchase arrangements between Jiangsu Taicang Power Plant and China Huaneng Group Hebei Jingyuan Coal Mines Limited Liability Company ("Jingyuan") as contemplated by this resolution constitute connected transaction under the Shanghai Listing Rules as Jingyuan is a subsidiary of Huaneng Group. According to the Shanghai Listing Rules, such transactions shall be subject to approval by the Company's shareholders where China Huaneng Group shall abstain from voting on this resolution.

Pursuant to two coal purchase agreements both entered into between Jiangsu Taicang Power Plant and Jiangyuan in January 2002, Jiangsu Taicang Power Plant agreed to purchase 20,000 tons and 100,000 tons of coal from Jiangyuan. The total purchase price is to be RMB31,440,000. The coal price was determined in accordance with the market price at the time when the coal purchase agreements were signed.

(v) According to the Hong Kong Listing Rules, the transaction as contemplated in this resolution constitutes a connected transaction, which shall be subject to shareholders' approval where Shanghai Municipal Power Corporation and its associates shall abstain from voting on this resolution.

Pursuant to a power purchase agreement to be entered into between Shanghai Shidongkou First Power Plant and Shanghai Municipal Power Corporation, Shanghai Shidongkou First Power Plant will sell 5.58 billion kWh to Shanghai Municipal Power Corporation in 2002 at the price as approved by the relevant pricing bureau in 2002. Please see the Announcement for details.

2. **Eligibility for attending the Extraordinary General Meeting**

Holders of the Company's foreign Shares whose names appear on the HK$ Dividend foreign Shares Register and/or the US$ Dividend foreign Shares Register maintained by Hong Kong Registrars Limited and holders of domestic shares whose names appear on the domestic shares register maintained by the Company at the close of business on 31st May, 2002 are eligible to attend the Extraordinary General Meeting.

3. **Proxy**

(i) A member eligible to attend and vote at the Extraordinary General Meeting is entitled to appoint, in written form, one or more proxies to attend and vote on behalf of him. A proxy needs not be a shareholder.

(ii) A proxy should be appointed by a written instrument signed by the appointor or its attorney duly authorised in writing. If the form of proxy is signed by the attorney of the appointor, the power of attorney authorising that attorney to sign or other authorisation document(s) shall be notarised.

(iii) To be valid, the power of attorney or other authorisation document(s) which have been notarised together with the completed form of proxy must be delivered, in the case of holders of domestic shares, to the Company and, in the case of holders of foreign Shares, to Hong Kong Registrars Limited, not less than 24 hours before the time designated for holding of the Extraordinary General Meeting.

(iv) A proxy may exercise the right to vote by a show of hands or by poll. However, if more than one proxy is appointed by a shareholder, such proxies shall only exercise the right to vote by poll.

4. **Registration procedures for attending the Extraordinary General Meeting**

(i) A shareholder or his proxy shall produce proof of identity when attending the meeting. If a shareholder is a legal person, its legal representative or other persons authorised by the board of directors or other governing body of such shareholder may attend the Extraordinary General Meeting by producing a copy of the resolution of the board of directors or other governing body of such shareholder appointing such persons to attend the meeting.

(ii) Holders of foreign Shares and domestic shares intending to attend the Extraordinary General Meeting should return the reply slip for attending the Extraordinary General Meeting to the Company on or before 4th June, 2002.

(iii) Shareholders may send the above reply slip to the Company in person, by post or by fax (Attn: The Secretary office of the Board).

5. **Closure of Register of Members**

The register of members of the Company will be closed from 25th May, 2002 to 23rd June, 2002 (both days inclusive).

6. **Other Businesses**

(i) The Extraordinary General Meeting will not last for more than half day. Shareholders who attend shall bear their own travelling and accommodation expenses.

(ii) The address of the share registrar for Foreign Shares of the Company, Hong Kong Registrars Limited is at:

2/F, Vicwood Plaza,
199 Des Voeux Road Central,
Central,
Hong Kong

(iii) The registered address of the Company is at:

West Wing, Building C,
Tianyin Mansion,
2C Fuxingmennan Street,
Xicheng District,
Beijing 100031,
The People's Republic of China

Telephone No.: (+86)-10-66491999
Facsimile No.: (+86)-10-66491860

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HUANENG POWER INTERNATIONAL, INC.

By ______________________

Name: Wang Xiaosong
Title: Vice Chairman

Date: May 10, 2002